Exhibit 99.1

Entrée Resources Announces Fiscal Year 2018 Results and Reviews Corporate Highlights

VANCOUVER, April 1, 2019 /CNW/ - Entrée Resources Ltd. (TSX:ETG; NYSE American:EGI – the "Company" or "Entrée") has today filed its annual operational and financial results for the year ended December 31, 2018. All numbers are in U.S. dollars unless otherwise noted.

2018 HIGHLIGHTS
Entrée/Oyu Tolgoi Joint Venture Property, Mongolia

  On January 15, 2018, the Company reported the results of an updated Technical Report titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report" (the "2018 Technical Report") that was completed by Wood Canada Limited (formerly Amec Foster Wheeler Americas Limited) on its interest in the Entrée/Oyu Tolgoi joint venture property in Mongolia (the "Entrée/Oyu Tolgoi JV Property"). The Entrée/Oyu Tolgoi JV Property comprises a significant portion of the long-life, high-grade Oyu Tolgoi copper-gold mining project in Mongolia. The 2018 Technical Report discusses two development scenarios, an updated reserve case (the "2018 Reserve Case") and a Life-of-Mine Preliminary Economic Assessment (the "2018 PEA").  The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi joint venture from the first lift ("Lift 1") of the Hugo North Extension underground block cave. Lift 1 of Hugo North (including Hugo North Extension) is in development by project operator Rio Tinto, with first development production from Hugo North Extension currently expected in 2021. When completed, Oyu Tolgoi will become the world's third largest copper mine.
  On February 28, 2018, the Company filed the 2018 Technical Report on SEDAR and on the Company's website.
  As reported by Turquoise Hill Resources Ltd. ("Turquoise Hill") in their News Release dated March 14, 2019:
    The main focus for Turquoise Hill during 2018 was Oyu Tolgoi underground development, the fit out of Shaft 2, completion and commissioning of Shaft 5, support infrastructure and the convey-to-surface decline. Shaft 2 completed sinking in January 2018, which was followed by the completion of stripping in third quarter 2018 and commencement of the fit-out process in the same quarter. The completed commissioning of Shaft 5 was achieved during second quarter 2018.
    During 2018, underground lateral development at the Oyu Tolgoi project advanced 10.3 equivalent kilometres, a 68.9% increase over 2017.  Of this, 2.3 equivalent kilometres was completed during fourth quarter 2018.
    Shaft 2-connected underground infrastructure progressed well during the fourth quarter 2018 with the completion of the lining installation and handover of Ore Bin 11 as well as advancement of the new 6,000-tonne-per-day jaw crusher under construction.
    Underground expansion capital for Hugo North Lift 1 for 2018 was $1.2 billion, meeting the upper-end of Turquoise Hill's guidance.
    Turquoise Hill has completed an independent review of Rio Tinto's previously announced second annual schedule and cost re-forecast for Lift 1 underground development. The review found that project cost was expected to remain within the $5.3 billion budget but that it is likely there will be further delays to individual activities and that this will result in additional delays to sustainable first production from the Oyu Tolgoi mining licence. Since completion of Turquoise Hill's independent review, Rio Tinto, as manager of the Oyu Tolgoi project, has advised Turquoise Hill that delays on the Shaft 2 fit out are expected to result in an overall schedule delay to sustainable first production from the Oyu Tolgoi mining licence beyond the end of third quarter 2021. Additionally, Rio Tinto is studying relocating the ore passes on the footprint and this may modify the initiation sequence within Panel 0. The study will be incorporated into the definitive estimate review, as will work necessary to estimate any impact on cost and development schedule. The definitive estimate review is expected to be complete towards the end of 2019.
    Entrée's joint venture partner Oyu Tolgoi LLC ("OTLLC") is currently undertaking an updated Feasibility Study on the Oyu Tolgoi project and is in discussions with the Government of Mongolia to progress the construction of a coal-fired power plant and related infrastructure at Tavan Tolgoi.
  Entrée is not currently aware of any expected delays to development production or initial block cave production from Lift 1 of the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property resulting from delays to individual activities at the Oyu Tolgoi project. Entrée will evaluate any information made available to it by Rio Tinto or OTLLC as the definitive estimate review and Feasibility Study progress and will update the market accordingly.

Cañariaco Project Royalty, Peru
On June 8, 2018, the Company completed the sale of its 0.5% net smelter returns royalty (the "Cañariaco Project Royalty") on Candente Copper Corp.'s Cañariaco copper project in Northern Peru to Anglo Pacific Group PLC ("Anglo Pacific"), a public company listed on the London Stock Exchange and the Toronto Stock Exchange.  Under the sales agreement with Anglo Pacific, the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly hold the Cañariaco Project Royalty to Anglo Pacific for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares.  In addition, Entrée retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the Cañariaco Project Royalty. Subsequent to the year end, the Company disposed of its investment in Anglo Pacific common shares for net proceeds of ~1.0 million.

Corporate

  The Company adopted IFRS in its Annual Consolidated Financial Statements for the year ended December 31, 2018.
  On February 5, 2018, Mark Bailey was appointed to the role of Non-Executive Chair of the Board. Mr. Bailey succeeded The Rt. Honourable Lord Howard of Lympne, who retired from his position as a director and Non-Executive Chair of the Board. Dr. Michael Price was also appointed to the Board of Directors to fill the vacancy created by Lord Howard's retirement.
  For the full 2018 year, the operating loss was $1.8 million compared to an operating loss of $2.9 million in 2017.  The reduction was related to lower administrative costs in the 2018 year.
  For the full 2018 year, operating cash outflow after working capital was $0.8 million compared to a $3.0 million operating cash outflow in 2017. The reduction in operating cash outflow after working capital was due to one-time restructuring costs in 2017 and a lower net loss in 2018.
  On December 19, 2018, Mason Resources Corp. ("Mason Resources") terminated its Administrative Services Agreement with the Company following the acquisition of Mason Resources by Hudbay Minerals Inc.
  As at December 31, 2018, cash on hand was $6.2 million and the working capital balance was $6.8 million.

OUTLOOK AND STRATEGY
The Company's primary objectives for the 2019 year include:

  Continuing constructive discussions with the Government of Mongolia.
  Working with other Oyu Tolgoi stakeholders to advance potential amendments to the joint venture agreement (the "Entrée/Oyu Tolgoi JVA") that currently governs the relationship between Entrée and OTLLC.  The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the Oyu Tolgoi Investment Agreement and commencement of underground development. The Company believes that amendments that align the interests of all stakeholders as they are now understood, would be in the best interests of the Company and its shareholders provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

The Company's expected 2019 full year expenditures, which include Mongolian site management and compliance costs, is between $1.2 million and $1.5 million. The Company continues to focus its efforts on conserving cash and remaining prudent with its expenditures.

SUMMARY OF OPERATING RESULTS
Operating Loss
For the year ended December 31, 2018, the Company's operating loss was $1.8 million compared to $2.9 million for the year ended December 31, 2017.

Exploration costs in 2018 included expenditures of $0.1 million for administration costs in Mongolia compared to $0.2 million in the comparative 2017 period.  Holding costs on all other properties in 2018 and 2017 were insignificant.

Overall, general and administration expenditures in 2018 were 31% lower compared to the same period in 2017 due to the reduction in corporate overhead costs in 2018.

Share-based compensation expense in 2018 was 25% lower compared to the same period in 2017 due partly to adjustments made in 2017 relating to the plan of arrangement with Mason Resources.

Non-operating Items
During 2018, the Company adopted IFRS, disposed of its Cañariaco Project Royalty to Anglo Pacific and commenced capitalizing direct expenditures related to the development of the Oyu Tolgoi project.  As a result, there were some significant non-cash items recognized in profit and loss.

Upon the adoption of IFRS, the Company was required to recognize a non-cash loss of $33.6 million on the spin-out of the US-based assets to Mason Resources in 2017, which was the main difference between 2018 and 2017 results. The Company also adopted IFRS 15, which required the Company to record non-cash finance costs related to the deferred revenue balance, specifically the Sandstorm Gold Ltd. stream, during the year.

In addition, the Company recognized a gain on the sale of the Cañariaco Project Royalty in 2018 and subsequent to the sale, the Company recognized an unrealized loss on held-for-trading investments which was related to the holding of Anglo Pacific common shares.  As Entrée completed this transaction in 2018, there was no amount in comparative periods.

The foreign exchange loss of $0.3 million in 2018 was primarily the result of movements between the C$ and US$ as the Company holds its cash in both currencies.

Interest expense (net) was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and was subject to a variable interest rate.

The loss from equity investee was related to exploration costs on the Entrée/Oyu Tolgoi JV Property.  Effective January 1, 2018, the Company commenced capitalizing direct expenditures related to the development of the Oyu Tolgoi project. As a result, the loss from equity investee was lower in 2018 compared to 2017 due to the change in this accounting policy.

The Company's Annual Financial Statements and Management's Discussion and Analysis ("MD&A"), and Annual Information Form are available on the Company's website at www.EntreeResourcesLtd.com and on SEDAR at www.sedar.com. The Company's Annual Report on Form 20-F ("Annual Report") has been filed with the U.S. Securities and Exchange Commission ("SEC"), and is available on the Company's website at www.EntreeResoucesLtd.com and on EDGAR at www.sec.gov.  Shareholders can receive a hard copy of the Company's audited Annual Financial Statements upon request.

QUALIFIED PERSON
Robert Cinits, P.Geo., consultant to Entrée and the Company's former Vice President, Corporate Development, and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has approved the technical information in this release.  For further information on the Entrée/Oyu Tolgoi JV Property, see the Company's Technical Report, titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report", with an effective date of January 15, 2018, available on SEDAR at www.sedar.com.

ABOUT ENTRÉE RESOURCES LTD.
Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi joint venture, depending on the depth of mineralization. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 16%, 9% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; uses of funds and projected expenditures; construction and continued development of the Oyu Tolgoi underground mine; the expected timing of first development production from Lift 1 of the Entrée/Oyu Tolgoi JV Property; potential production delays and the impact of such delays; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée's interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; timing and status of a Tavan Tolgoi-based power project; anticipated business activities; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions and the environment in which Entrée will operate in the future, including the price of copper, gold and silver, projected grades, anticipated capital and operating costs, anticipated future production and cash flows and the status of Entrée's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC to construct such a source); the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The 2018 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2018 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2018 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2018 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; geotechnical or hydrogeological considerations during mining being different from what was assumed; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; environmental risks; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; as well as those factors discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2018, dated March 29, 2019 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 19:44e 01-APR-19